Exhibit 12
Walgreens Boots Alliance, Inc.
Computation of Historical Ratios of Earnings to Fixed Charges (a)
(in millions, except ratio data)

	Six Months Ended,	Twelve Months Ended,
	February 28, 2017	2016	2015	2014	2013	2012
Income before income tax provision	$2,567	$5,144	$5,311	$3,557	$4,047	$3,376
Add:
Minority Interests	—	—	—	—	5	—
Fixed Charges	1,171	2,367	2,054	1,376	1,383	1,260
Amortization of capitalized interest	—	—	1	6	7	6
Less:
Equity earnings	(26)	(37)	(315)	(617)	(496)	—
Capitalized interest	—	—	(1)	(6)	(7)	(9)
Earnings as defined	$3,712	$7,474	$7,050	$4,316	$4,939	$4,633

Interest expense, net of capitalized interest	$345	$628	$632	$168	$193	$94
Capitalized interest	—	—	1	6	7	9
Portions of rentals representative of the interest factor	825	1,739	1,421	1,202	1,183	1,157
Fixed charges as defined	$1,171	$2,367	$2,054	$1,376	$1,383	$1,260

Ratio of earnings to fixed charges	3.17	3.16	3.43	3.14	3.57	3.68

(a) For the purpose of computing these ratios, "earnings" consist of earnings before income tax provision and before adjustment for income or loss from equity investees, interest, distributed income of equity-method investees, and the portions of rentals representative of the interest factor.  "Fixed charges" consist of interest expense (which includes amortization of capitalized debt issuance costs), capitalized interest and the portions of rentals representative of the interest factor.